November 20, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 153 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to change the name of JNF SSgA Retirement Income Portfolio to JNF/Exceed Structured Note Index Strategy Portfolio (the “Fund”) and to add two sub-advisors to the Prospectus and Statement of Information for the Fund.

If you have any questions, please contact JoAnn Strasser at (614) 369-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP